UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 10)*


                   Citadel Holding Corporation
_________________________________________________________________
                        (Name of Issuer)


                   Common Stock, No Par Value
_________________________________________________________________
                 (Title of Class of Securities)


                            172862104
               __________________________________
                         (CUSIP Number)


                      Mr. Randall J. Demyan
                    Dillon Capital Management
                           Suite 1410
                      21 East State Street
                       Columbus, OH  43215
                         (614) 222-4204
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 28, 1995
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  ____

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Page 1 of 10 Pages


                         SCHEDULE 13D

CUSIP NO.  172862104                           Page 2 of 10 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Dillon Investors, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a) _X_
                                                 (b) ___
3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                   ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             700,000
8.  SHARED VOTING POWER:             None
9.  SOLE DISPOSITIVE POWER:        700,000
10. SHARED DISPOSITIVE POWER:        None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          700,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                  ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          10.49%

14.  TYPE OF REPORTING PERSON*:
          PN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP NO.  172862104                           Page 3 of 10 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a) _X_
                                                 (b) ___

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                            ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             5,000
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:        5,000
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                  ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          .075%

14.  TYPE OF REPORTING PERSON*:
          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP NO.  172862104                           Page 4 of 10 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                 (a) _X_
                                                 (b) ___

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                      ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             90,000
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:        90,000
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          90,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                     ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          1.35%

14.  TYPE OF REPORTING PERSON*:
          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP NO.  172862104                           Page 5 of 10 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a) _X_
                                                 (b) ___

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                  ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             2,000
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:        2,000
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                      ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          .030%

14.  TYPE OF REPORTING PERSON*:
          OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP NO.  172862104                           Page 6 of 10 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Bradley C. Shoup - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a) _X_
                                                 (b) ___

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                    ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             2,000
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:        2,000
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                     ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          .030%

14.  TYPE OF REPORTING PERSON*:
          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Supplement to Amendment No. 10 to Schedule 13D
Issuer - Citadel Holding Corporation
Reporting Persons  - Dillon Investors, L.P., Roderick H. Dillon,
Jr., Roderick H. Dillon, Jr. - IRA, Roderick H. Dillon, Jr.
Foundation and Bradley C. Shoup - IRA.


Item 1.   Security and Issuer.

          This Amendment No. 10 to Schedule 13D filed by the reporting persons Dillon Investors, L.P. ("DI"), Roderick H. Dillon, Jr. ("RHD"), Roderick H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation") (collectively, the "Dillon Entities") and Bradley C. Shoup-IRA ("Shoup-IRA") (the "Dillon Entities" and "Shoup-IRA" are collectively referred to as the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") relates to the common stock, without par value ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 North Central, Suite 500, Glendale, California 91203. This Amendment No. 10 amends certain information set forth in the
Schedule 13D filed by the Dillon Entities on March 18, 1994, as amended by Amendment No. 1 filed on September 9, 1994 ("Amendment No. 1"), Amendment No. 2 filed on October 17, 1994 ("Amendment No. 2"), Amendment No. 3 filed on November 4, 1994 ("Amendment No. 3"), Amendment No. 4 filed on November 8, 1994 ("Amendment No. 4"), Amendment No. 5 filed on November 18, 1994 ("Amendment No. 5"), Amendment No. 6 filed on December 1, 1994 ("Amendment No. 6"), Amendment No. 7 filed on December 16, 1994 ("Amendment No. 7"), Amendment No. 8 filed on January 10, 1995 ("Amendment No. 8") and Amendment No. 9 filed on January 20, 1995 ("Amendment No. 9") (collectively, the "Previous Amendments").


Item 4.   Purpose of Transaction

          Certain of the Reporting Persons have entered into discussion with the Issuer and one of its stockholders Craig Corporation ("Craig") with respect to the possible settlement of the litigations involving the Reporting Persons, the Issuer and Craig. Although no agreements have been reached and no settlement instruments have been executed, those discussions have contemplated an arrangement pursuant to which, among other things, certain of the Reporting Persons (the Dillon Entities) would resolve their litigations with the Issuer upon the following terms. The Dillon Entities would transfer to the Issuer 666,000 of the shares of the Issuer's Common Stock they now own and $2.2 million in cash in exchange for 1.295 million shares of the Class B Common Stock of Fidelity Federal Bank, a Federal Savings Bank ("Fidelity"). These 1.295 million shares, which are currently owned by the Issuer, would concurrently with the transfer be converted into 1.295 million shares of Fidelity's Class A common stock, which the parties anticipate would be freely tradeable.

          In connection with this purchase and sale, all existing litigation between the Issuer and all of the Reporting Persons would be terminated, with mutual releases executed and delivered. In addition, the Reporting Persons who would be parties to the settlement agreement (the Dillon Entities referenced above) would also agree, for one year following the closing of the purchase and sale, not to purchase or acquire any other beneficial interest in any of the Issuer's securities, and not to engage in any solicitation of consents or proxies during such one-year period.

          The Dillon Entities have also discussed with Craig an arrangement pursuant to which all existing litigation between Craig and all of the Reporting Persons would be terminated, with mutual releases executed and delivered. In addition, as part of this settlement, Craig would agree to enter into an agreement with the Issuer pursuant to which Craig would agree not to exercise, prior to February 4, 1996, its right to tender any shares of the 3% Cumulative Voting Convertible Preferred Stock of the Issuer for conversion into the Common Stock of the Issuer without the prior consent of the holders of a majority of the outstanding shares of Common Stock.

          The Dillon Entities are continuing their discussions with Craig and the Issuer with respect to the possibility of entering into such settlement arrangements, and are hopeful that a settlement upon the terms described above can be reached.
There can, however, be no assurance that such an agreement will be reached between Craig and such Reporting Persons or between the Issuer and such Reporting Persons on the terms of any such settlement arrangements, nor can there be any assurance that any settlement agreements will in fact be executed or, if such agreements are executed, that the settlements contemplated by those agreements will be consummated. Any such settlements, if reached, may contain terms that diverge materially from those set forth above.

          In connection with the above-referenced settlement discussions, each of the parties to the litigations among Craig, the Issuer and the Reporting Persons has agreed to suspend the prosecution of those litigations for a period of 7 days (i.e., through April 3, 1995).

          Three of the Reporting Persons have determined to sell certain of their respective holdings of the Issuer's Common Stock. DI and RHD-IRA intend to sell an aggregate of 131,000 of Common Stock, and Bradley Shoup intends to sell 2,000 shares of Common Stock held by Shoup-IRA. Upon the disposition of such Common Stock, neither Mr. Shoup nor Shoup-IRA will own any of the Issuer's securities and Shoup-IRA will cease to be a Reporting Person.

          Whether the dispositions of shares of Common Stock contemplated by DI, RHD-IRA and Shoup-IRA are in fact effected will depend upon market conditions generally, the price of the Issuer's shares of Common Stock as reported on the various stock exchanges on which such shares are traded and the contemplated impact of such dispositions upon the market for the Issuer's shares. Any such dispositions may be consummated in open market or privately negotiated transactions.


Item 7.   Material to Be Filed as Exhibits.

          Exhibit A - Joint Filing Agreement, dated November 11, 1994, among the Reporting Persons. (Incorporated herein by reference to Exhibit A of Amendment No. 5 to
          Schedule 13D filed on November 18, 1994 with the SEC).




SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 28, 1995                     Dillon Investors, L.P.


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                 General Partner


                                         Roderick H. Dillon, Jr.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                                   Roderick H. Dillon, Jr. - IRA


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                              Roderick H. Dillon, Jr. Foundation


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                         Trustee


                                          Bradley C. Shoup - IRA


                                By:  /s/ Bradley C. Shoup
                                                Bradley C. Shoup